UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ENCYSIVE PHARMACEUTICALS INC.
(Name of Issuer)
Common Stock, par value $0.005 per share
(Title of class of securities)
29256X107
(CUSIP number)

Margaret M. Foran, Esq.

Pfizer Inc.

235 East 42nd Street

New York, NY 10017

Phone (212) 573-2323

with a copy to:

Raymond O. Gietz, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)
April 14, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 226406106	13D	Page 2

1.	NAME OF REPORTING PERSON: PFIZER INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	69,076,466 (See Item 5)
	8.	SHARED VOTING POWER:	-0-
	9.	SOLE DISPOSITIVE POWER:	69,076,466 (See Item 5)
	10.	SHARED DISPOSITIVE POWER:	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		69,076,466 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		85.33% (See Item 5)
14.	TYPE OF REPORTING PERSON:		CO

CUSIP No. 226406106	13D	Page 3

1.	NAME OF REPORTING PERSON: EXPLORER ACQUISITION CORP.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	69,076,466 (See Item 5)
	8.	SHARED VOTING POWER:	-0-
	9.	SOLE DISPOSITIVE POWER:	69,076,466 (See Item 5)
	10.	SHARED DISPOSITIVE POWER:	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		69,076,466 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		85.33% (See Item 5)
14.	TYPE OF REPORTING PERSON:		CO

This Amendment No. 1 (the “Amendment”) amends the Statement on Schedule 13D filed on April 11, 2008 (the “Original Schedule”) by the Reporting Persons (the Original Schedule as amended by this Amendment is referred to as the “Schedule 13D”) and is filed by Pfizer Inc. (“Pfizer”), and its wholly-owned subsidiary, Explorer Acquisition Corp. (“Explorer” or the “Purchaser”), and relates to the common stock, including the associated preferred stock purchase rights (“Common Stock”), $0.005 par value per share, of Encysive Pharmaceuticals Inc., a Delaware corporation (“Encysive” or the “Company”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Original Schedule.

Item 5.	Interests in the Securities of the Purchaser.

(a) and (b)   As a result of purchases of Shares pursuant to the Offer, on April 15, 2008, Pfizer and Explorer beneficially own an aggregate 69,076,466 shares (the “Shares”) of Common Stock, representing 85.33% of the outstanding shares of Common Stock (based upon 80,955,060 Shares issued and outstanding as of April 14, 2008, as reported to the Reporting Persons by the transfer agent for the Shares). Pfizer and Explorer each have sole voting and dispositive power of all the Shares by virtue of the fact that Explorer, the record holder of the Shares, is a wholly-owned subsidiary of Pfizer.

(c)    Since the filing of the Original Schedule and through the expiration of the subsequent offering period at 5:00 p.m., New York City time, on April 14, 2008, Explorer purchased the following number of Shares on the following dates at the offer price of $2.35 per Share:

Date:	Number of Shares:
April 11, 2008	155,499
April 14, 2008	1,232,412

(d)    Except as set forth in this Amendment, none of the Reporting Parties has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by the Schedule 13D.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2008

PFIZER INC.

By:	/s/ David Reid
Name:	David Reid
Title:	Assistant Secretary

EXPLORER ACQUISITION CORP.

By:	/s/ Lawrence R. Milller
Name:	Lawrence R. Miller
Title:	Vice President